82-4241

02060993

MEDIA RELEASE
OCTOBER 2002

Sage Group

SAGE LIFE OF AMERICA RETAINS A STRONG RATING

Despite the current negative rating environment in the United States, Sage Life of America has retained a strong rating from AM Best, the world's oldest and most authoritative insurance rating and information source.

AM Best has announced an *A- (Excellent)* financial strength rating for Sage Life of America. In August, AM Best placed the company's *A (Excellent)* rating under review with negative implications following disclosure by Sage Life of America of the need to raise long term capital in America for its continued growth and development.

Both *A and A- (Excellent)* ratings are assigned by AM Best to companies that have, on balance, excellent balance sheet strength and operating performance.

Last week Sage announced that its international capital raising process was proceeding according to plan and that Merrill Lynch's New York based investment banking group had been appointed as exclusive financial advisors to Sage in connection with the development of a strategic transaction to provide its international operations, including Sage Life of America, with adequate development funding.

dw 1/13

At the same time Swiss Re Life and Health America Inc reiterated its commitment to supporting Sage in the development of its North American operation. Sage and Swiss Re will continue to work closely with each other in the capital exercise and in overall interaction with distribution partners, rating agencies and employees.

While these strategic alternatives are being developed, the rating remains under review with developing implications. AM Best will closely monitor Sage Life of America's progress in the development of a strategic transaction to provide it with adequate long term funding. AM Best expects a definitive agreement will be reached by early 2003 and states that it is prepared to take further rating action should the Sage Group fail to execute its strategic initiatives during this period.

AM Best states that Sage Life of America's rating reflects the companies capitalization "which is strong relative to both AM Best's risk-based capital standards and the NAIC's (National Association of Insurance Commissioners) risk-based capital measures, and is more than adequate to support the business short term."

"Furthermore, the company's core product, variable annuities is less capital intensive as the investment risk is passed on to the contract holder. Assets

supporting variable annuities are held in a separate account and are not available to support the liabilities.

AM Best adds that Sage Life of America reinsures mortality risks and other contract guarantees with highly rated reinsurers. Moreover Swiss Re Life and Health continues to provide funding to cover all commission expenses related to new business.

ENDS

DISTRIBUTED ON BEHALF OF SAGE BY CATHY FINDLEY PUBLIC RELATIONS ON (011) 463-6372